UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No.2)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Form 6-K/A (this “Second Amendment”) is being furnished to correct certain information contained in Exhibit 3 to the Form 6-K furnished by CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) on October 28, 2020 (the “Original 6-K”) .

The corrections revise the language contained in section “3Q2020 volume and price summary: selected countries/region” in page 31 of Exhibit 3 in the Original 6-K (Page 53 of the Original 6-K), as follows:

(i)	Under line “Panama”, column “Domestic gray cement 3Q20 vs. 3Q19” and value “Volume” it should read “(63%)” and not “1%”;

(ii)	Under line “Panama”, column “Domestic gray cement 3Q20 vs. 3Q19” and value “Price (USD)” it should read “(5%)” and not “(18%)”;

(iii)	Under line “Panama”, column “Ready mix 3Q20 vs. 3Q19” and value “Volume” it should read “(87%)” and not “(4%)”;

(iv)	Under line “Panama”, column “Ready mix 3Q20 vs. 3Q19” and value “Price (USD)” it should read “(1%)” and not “10%”;

(v)	Under line “Panama”, column “Ready mix 3Q20 vs. 3Q19” and value “Price (LC)” it should read “(1%)” and not “2%”;

(vi)	Under line “Panama”, column “Aggregates 3Q20 vs. 3Q19” and value “Volume” it should read “(82%)” and not “2%”;

(vii)	Under line “Panama”, column “Aggregates 3Q20 vs. 3Q19” and value “Price (USD)” it should read “(19%)” and not “(3%)”;

(viii)	Under line “Panama”, column “Aggregates 3Q20 vs. 3Q19” and value “Price (LC)” it should read “(19%)” and not “(3%)”;

(ix)	Under line “Costa Rica”, column “Domestic gray cement 3Q20 vs. 3Q19” and value “Volume” it should read “(21%)” and not “0%”;

(x)	Under line “Costa Rica”, column “Domestic gray cement 3Q20 vs. 3Q19” and value “Price (USD)” it should read “(5%)” and not “0%”;

(xi)	Under line “Costa Rica”, column “Ready mix 3Q20 vs. 3Q19” and value “Volume” it should read “(17%)” and not “(7%)”;

(xii)	Under line “Costa Rica”, column “Ready mix 3Q20 vs. 3Q19” and value “Price (USD)” it should read “(8%)” and not “13%”;

(xiii)	Under line “Costa Rica”, column “Ready mix 3Q20 vs. 3Q19” and value “Price (LC)” it should read “(5%)” and not “0%”;

(xiv)	Under line “Costa Rica”, column “Aggregates 3Q20 vs. 3Q19” and value “Volume” it should read “(79%)” and not “(10%)”;

(xv)	Under line “Costa Rica”, column “Aggregates 3Q20 vs. 3Q19” and value “Price (USD)” it should read “169%” and not “11%”; and

(xvi)	Under line “Costa Rica”, column “Aggregates 3Q20 vs. 3Q19” and value “Price (LC)” it should read “179%” and not “0%”.

The corrections also revise the language contained in section “9M20 volume and price summary: selected countries/region” in page 32 of Exhibit 3 in the Original 6-K (Page 54 of the Original 6-K), as follows:

(i)	Under line “Mexico”, column “Ready mix 9M20 vs. 9M19” and value “Price (USD)” it should read “(11%)” and not “0%”;

(ii)	Under line “Mexico”, column “Aggregates 9M20 vs. 9M19” and value “Price (USD)” it should read “(6%)” and not “1%”;

(iii)	Under line “Philippines”, column “Domestic gray cement 9M20 vs. 9M19” and value “Price (USD)” it should read “(2%)” and not “0%”;

(iv)	Under line “Colombia”, column “Domestic gray cement 9M20 vs. 9M19” and value “Price (USD)” it should read “(5%)” and not “2%”;

(v)	Under line “Colombia”, column “Ready mix 9M20 vs. 9M19” and value “Price (USD)” it should read “(10%)” and not “2%”;

(vi)	Under line “Colombia”, column “Aggregates 9M20 vs. 9M19” and value “Price (USD)” it should read “(12%)” and not “0%”;

(vii)	Under line “Panama”, column “Domestic gray cement 9M20 vs. 9M19” and value “Volume” it should read “(60%)” and not “(1%)”;

(viii)	Under line “Panama”, column “Domestic gray cement 9M20 vs. 9M19” and value “Price (USD)” it should read “(6%)” and not “(8%)”;

(ix)	Under line “Panama”, column “Ready mix 9M20 vs. 9M19” and value “Volume” it should read “(74%)” and not “(10%)”;

(x)	Under line “Panama”, column “Ready mix 9M20 vs. 9M19” and value “Price (USD)” it should read “(6%)” and not “1%”;

(xi)	Under line “Panama”, column “Ready mix 9M20 vs. 9M19” and value “Price (LC)” it should read “(6%)” and not “3%”;

(xii)	Under line “Panama”, column “Aggregates 9M20 vs. 9M19” and value “Volume” it should read “(69%)” and not “3%”;

(xiii)	Under line “Panama”, column “Aggregates 9M20 vs. 9M19” and value “Price (USD)” it should read “(8%)” and not “0%”;

(xiv)	Under line “Panama”, column “Aggregates 9M20 vs. 9M19” and value “Price (LC)” it should read “(8%)” and not “0%”;

(xv)	Under line “Costa Rica”, column “Domestic gray cement 9M20 vs. 9M19” and value “Volume” it should read “(13%)” and not “0%”;

(xvi)	Under line “Costa Rica”, column “Domestic gray cement 9M20 vs. 9M19” and value “Price (USD)” it should read “(5%)” and not “0%”;

(xvii)	Under line “Costa Rica”, column “Ready mix 9M20 vs. 9M19” and value “Volume” it should read “(21%)” and not “(3%)”;

(xviii)	Under line “Costa Rica”, column “Ready mix 9M20 vs. 9M19” and value “Price (USD)” it should read “(7%)” and not “2%”;

(xix)	Under line “Costa Rica”, column “Ready mix 9M20 vs. 9M19” and value “Price (LC)” it should read “(9%)” and not “0%”;

(xx)	Under line “Costa Rica”, column “Aggregates 9M20 vs. 9M19” and value “Volume” it should read “(70%)” and not “(1%)”;

(xxi)	Under line “Costa Rica”, column “Aggregates 9M20 vs. 9M19” and value “Price (USD)” it should read “107%” and not “3%”; and

(xxii)	Under line “Costa Rica”, column “Aggregates 9M20 vs. 9M19” and value “Price (LC)” it should read “102%” and not “0%”.

The errors described above have been corrected in Exhibit 1 attached hereto to reflect the revised language. Except as specifically described in this explanatory note, this Second Amendment does not amend, modify or update any disclosures contained in the Original 6-K or any of the exhibits thereto, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: November 2, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Presentation regarding third quarter 2020 results for CEMEX, S.A.B. de C.V. (NYSE: CX) (Corrected).